UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya

Pituach, PO Box 4033,

Herzliya 4614001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 25, 2015 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Herzliya, Israel, March 25, 2015 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE:XTL) (the “Company”) hereby announces the results of the Extraordinary General Meeting of shareholders of the Company, held today, Wednesday, March 25, 2015, in Ramat Gan, Israel (the “Meeting”). At the Meeting, all the proposals set forth in Company’s announcement dated February 17, 2015, sent in connection with the Meeting were approved by the required majority of shareholders. The resolutions were as follows:

1.	To elect Mr. Oded Nagar to hold office as an external director of the Company, commencing on the date of the Meeting for a period of three (3) years, until March 24, 2018, and to grant him the monetary remuneration set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

2.	To elect Mrs. Osnat Hillel Fein to hold office as an external director of the Company, commencing on the date of the Meeting for a period of three (3) years, until March 24, 2018, and to grant her the monetary remuneration set forth in the notice of the Extraordinary General Meeting of the Company, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

3.	To approve for Mr. Josh Levine, the Company’s CEO, as compensation for his consent to waive a portion of his salary in order to assist the cash flow of the Company, a grant of a bonus equal to 0.5% of any funds raised by the Company from any non-current shareholder of the Company, provided that such bonus shall not exceed US$ 36,000, and the grant of 100,000 non-tradable stock options, exercisable into 100,000 ordinary shares of the Company, NIS 0.1 par value each.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia and lupus.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel-Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 25, 2015	By:	/s/ David Kestenbaum
David Kestenbaum
Chief Financial Officer